File No. 811-4335

   As filed with the Securities and Exchange Commission on January 2, 1997.
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        ------------------------------

                              AMENDMENT NO. 1 TO
                                  FORM N-8B-2

                        ------------------------------

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                    WHICH ARE CURRENTLY ISSUING SECURITIES

                        Pursuant to Section 8(b) of the
                        Investment Company Act of 1940
                        ------------------------------

                          SEPARATE ACCOUNT FP OF THE
             EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             -----------------------------------------------------
                        (Name of Unit Investment Trust)

 [ ]        Not the issuer of periodic payment plan certificates.

 [X]        Issuer of periodic payment plan certificates.

       Registrant is filing this amendment ("Amendment") to its Form N-8B-2 registration statement for the purpose of reflecting the change in its depositor resulting from the Merger, described below. Registrant is filing this Amendment pursuant to its undertaking, set out in Pre-effective Amendments No. 1 to its Form S-6 registration statements (File Nos. 333-17625, 333-17637, 333-17639, 333-17641, 333-17663, 333-17665, 333-17669, and
333-17671) (collectively, "Form S-6 Registration Statements"), and in accordance with certain no-action relief granted by the Commission staff by letter dated December 18, 1996.

       Certain items of Form N-8B-2 are inapplicable to Registrant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the difference between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts. Such items are denoted by double asterisks in the reconciliation and tie sheets contained in each Form S-6 Registration Statement, which sheets are incorporated herein by reference.


                                       I

                     ORGANIZATION AND GENERAL INFORMATION

1.(a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation).

       Separate Account FP of The Equitable Life Assurance Society of the United States (the "Separate Account" or "Registrant"). The Separate Account has no Internal Revenue Service Employer Identification Number.

  (b) Furnish title of each class or series of securities issued by the trust.

       Units of interests in the Separate  Account  under  variable  life
       insurance   policies   (the   "Policies"),    including,   without
       limitation, the following Policies:

       IL Protector(SM),  a  flexible  premium  variable  life  insurance
         Policy
       IL COLI  II(SM),  an individual  flexible  premium  variable  life insurance Policy
       IL COLI, a modified version of the Incentive Life Plus Policy, described below*

       Incentive  Life  Plus(SM),   a  flexible   premium  variable  life
         insurance Policy**
       Survivorship 2000, a flexible premium joint survivorship  variable life insurance Policy
       Special Offer  Policy,  a modified  version of the Incentive  Life
         Policy, described below*
       Incentive  Life 2000, a flexible  premium  variable life insurance
         Policy
       Champion  2000, a modified  premium  variable whole life insurance
         Policy
       SP-Flex,  a variable life insurance Policy with additional premium option
       Incentive Life, a flexible premium variable life insurance Policy

       The Special Offer, Incentive Life 2000, Champion 2000, SP-Flex, and Incentive Life Policies (collectively, "Discontinued Policies") are no longer being offered for sale, though premiums with respect thereto may continue to be received.

       Net premiums for each type of Policy may be allocated among divisions of the Separate Account, as designated by the Policy owner. The Separate Account in turn invests in shares of certain corresponding portfolios of The Hudson River Trust ("Trust"), which is described in response to Item 11, below.

       ---------------

       * The IL COLI and Special Offer Policies are described in supplements to certain Policy Prospectuses and all references to "Policy Prospectus" or "Policy Prospectuses," as defined below, subsume such supplements as well. The Special Offer Policies are modified versions of the Incentive Life Policies referred to as "First Series Incentive Life Policies" as distinguished from the "Second Series Incentive Life Policies."

       ** Includes   Incentive   Life  Plus  Policies   issued  with  the
          prospectus dated September 15, 1995, which are referred to as "Incentive Life Plus Second Series," and Incentive Life Plus Policies issued with a prior prospectus, which are referred to as "Incentive Life Plus Original Series."

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust. [Instructions omitted.]

       Prior to January 1, 1997, Equitable Variable Life Insurance Company ("Equitable Variable") was the depositor of the Separate Account. Effective January 1, 1997, Equitable Variable, a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable"), merged with and into Equitable. As a result of this merger ("Merger"), all of Equitable Variable's assets, including the assets of Equitable Variable's Separate Account FP, became the assets of Equitable, and Equitable assumed all of Equitable Variable's obligations, including obligations under the Policies. The principal business address and Internal Revenue Service Employer Identification Number of Equitable, the new depositor of the Separate Account, are as follows:

       Principal Business Address:      1290 Avenue of the Americas
                                        New York, New York  10104

       Internal Revenue Service
       Employer Identification Number:  13-5570651

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

       There is no custodian or trustee for the Separate Account.

4.     Furnish  name  and  principal  business  address  and ZIP  Code and the

Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

       EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of Equitable, has agreed to assume certain responsibilities with respect to the distribution of the Policies, pursuant to a Distribution and Servicing Agreement, described further in Item 38(b), below, and may be considered a principal underwriter. EQ Financial's principal business address is 1755 Broadway, New York, NY 10019. EQ Financial's Internal Revenue Service Employer identification number is: 13-2693569.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

       New York.

6.(a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

       The Separate Account was established as a unit investment trust by authorization of the Board of Directors of Equitable, pursuant to resolutions adopted September 21, 1995. See also the discussion of the Merger under Item 2, above, which discussion is incorporated herein by reference. The Merger is also described in a common supplement, dated January 1, 1997 ("1997 Supplement"), to the prospectuses for the Policies covered by the initial filings of Registrant's Form S-6 Registration Statements (collectively, "Registration Statements") and that discussion is incorporated herein by reference.

  (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

       Not applicable, for the reason set out under Item 3, which is incorporated herein by reference.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state. [Chart omitted.]

       Prior to the Merger, discussed in Item 2, above, the name of the Separate Account was Separate Account FP of Equitable Variable Life Insurance Company. Effective with the consummation of the Merger, on January 1, 1997, the name of the Separate Account was changed to Separate Account FP of The Equitable Life Assurance Society of the United States.

8.     State the date on which the fiscal year of the trust ends.

       December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

       None material to Policy owners. But see generally Note 14 (Litigation) to the audited financial statements of Equitable for the years ended December 31, 1995, 1994 and 1993, and Note 10 (Litigation) to the unaudited financial statements of Equitable for the periods ended September 30, 1996 and 1995, filed with the Registration Statements, which Notes are incorporated herein by reference.

                                      II

                     GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES
OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

  (a)  Whether the securities are of the registered or bearer type.

       Registered, insofar as the Policies are owned by the person named in the Policy as the Policy owner, and records are kept by Equitable concerning the Policy owner.

  (b)  Whether the securities are of the cumulative or distributive type.

       Cumulative, insofar as earnings in the Separate Account are reflected in Policy benefits and are not distributed.

  (c)  The  rights  of  security   holders  with  respect  to   withdrawal  or
redemption.

       See  the  following   disclosure  contained  in  the  Registration
       Statements, which disclosure is incorporated herein by reference:

       From the prospectus for each Policy, as amended and/or supplemented and as applicable (each, a "Policy Prospectus"; collectively, the "Policy Prospectuses"), other than the prospectus for the SP-Flex Policy, as amended and/or supplemented ("SP-Flex Prospectus"), which is separately referenced:

            Death Benefits
            Changes In Insurance Protection
            Maturity Benefit
            Living Benefit Option
            Your Policy Account Value

                Transfers of Policy Account Value
                Automatic Transfer Service
                Telephone Transfers
              Borrowing From Your Policy Account
              Partial Withdrawals and Surrender (or comparable headings) Your Payment Options
              Assigning Your Policy
              When We Pay Policy Proceeds

       From the SP-Flex Prospectus:

            Insurance Benefit
            Borrowing From Your Policy Account
            Other Policy Transactions
            Your Right to Examine The Policy
            Your Right to Exchange The Policy
            Additional Information About SP Flex
                When We Pay Proceeds
                Your Payment Options

       From the common supplement, dated May 1, 1996, to certain of the Policy Prospectuses for the Incentive Life Plus Policy, the
       Champion 2000 Policy, the Incentive Life 2000 Policy, the Survivorship 2000 Policy, the Incentive Life Policy, and the SP-Flex Policy ("Common Supplement"):

            Living Benefit Option Available
            Telephone Transfers
            Automatic Transfer Services

  (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

       See the response to Item 10(c), above, which is incorporated herein by reference.

  (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

       See  the  following   disclosure  contained  in  the  Registration
       Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

         Additional Information About [the Policy]
             Your Policy Can Terminate
             You May Restore A Policy After It Terminates

       From the SP-Flex Prospectus:

             Your Policy Can Lapse

  (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

       See the disclosure set out under the caption "Your Voting Privileges" in each Policy Prospectus, and under the caption "Description of the Trust's Shares - Characteristics" in the prospectus for the Trust ("Trust Prospectus") included in the Trust's Form N-1A registration statement (File No. 2-94996), which disclosure is incorporated herein by reference.

(g) Whether security holders must be given notice of any change in:

       (1) the composition of the assets of the trust.

       See the disclosure set out under the captions "Your Voting Privileges" and "Our Right To Change How We Operate" in each Policy Prospectus, which disclosure is incorporated herein by reference. Except to the extent described in the Policy Prospectuses, or as otherwise permitted by applicable law, no changes in the terms and conditions of the Policies can be made without notice to and/or consent of Policy owners.

       (2) the terms and conditions of the securities issued by the trust.

       See the response to Item 10(g)(1), above, which is incorporated herein by reference.

       (3) the provisions of any indenture or agreement of the trust.

       Not applicable.

       (4) the identity of the depositor, trustee or custodian.

       The Separate Account has no trustee or custodian. In accordance with applicable law, Policy owners were notified of the Merger, discussed in Item 2, above, and the resulting change in depositor of the Separate Account.

  (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

       (1) the composition of the assets of the trust.

       See the response to Item 10(g)(1), above, which is incorporated herein by reference.

       (2) the terms and conditions of the securities issued by the trust.

       See the response to Item 10(g)(1), above, which is incorporated herein by reference.

       (3) the provisions of any indenture or agreement of the trust.

       Not applicable.

       (4) the identity of the depositor, trustee or custodian.

       See the response to Item 10(g)(4), above, which is incorporated herein by reference. The consent of Policy owners was not required to effect the Merger, discussed in Item 2, above.

  (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
(a) to (g) or by any other item in this form.

       See the  disclosure  set out  under  the  captions  "The  Separate
       Account And The Trust," "Amounts In The Separate Account," and "Tax Effects" in each Policy Prospectus (other than the SP-Flex Prospectus), "The Separate Account And Its Divisions" and "Tax Effects" in the SP-Flex Prospectus, and "Tax Changes" and "Information About SP-Flex - Tax Effects" in the Common Supplement, which disclosure is incorporated herein by reference.

INFORMATION CONCERNING THE SECURITIES
UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. [Instructions omitted.]

       The Separate Account has thirteen divisions, each of which invests solely in shares of corresponding series of the Trust. See the disclosure set out under the captions "The Separate Account And The Trust" and "Investment Policies Of The Trust's Portfolios" in each Policy Prospectus (other than the SP-Flex Prospectus), "The Separate Account And Its Divisions - We Own The Assets Of The Separate Account" and "The Trust" in the SP-Flex Prospectus, and "Hudson River Trust Investment Policies" in the Common Supplement, which disclosure is incorporated herein by reference. The Policy owner is not the owner of the securities held in the Separate Account, although the value of those securities is used to calculate Policy benefits. The shares of the Trust are owned by Equitable and held in the Separate Account pursuant to New York insurance law, which governs the operation of separate accounts of New York insurance companies. The Trust is a registered, open-end diversified management investment company organized as a "series" company within the meaning of Section 18(f)(2) of the Investment Company Act of 1940 (the "Act").

       If the trust owns or will own any securities of its regular brokers or dealers as defined in rule 10b-1 under the Act [17 CFR 270.10b-1] or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year. [Instructions omitted.]

       Not applicable. The Separate Account only owns shares of the Trust.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

  (a)  Name of company.

       The Hudson River Trust

  (b)  Name and principal business address of depositor.

       Not applicable.

  (c)  Name and principal business address of trustee or custodian.

       Chase Manhattan Bank, N.A.
       One Chase Manhattan Plaza
       New York, New York 10081

  (d)  Name and principal business address of principal underwriter.

       EQ Financial Consultants, Inc.
       (formerly Equico Securities, Inc.)
       1755 Broadway
       New York, NY  10019

  (e) The period during which the securities of such company have been the underlying securities.

       Commencing on or about January 26, 1986.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13.(a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities,
(3)  distributions,  (4) cumulated or reinvested  distributions or income, and
(5) redeemed or liquidated assets of the trust's securities are subject:

       (A) the nature of such load, fee, expense, or charge;

       (B) the amount thereof;

       (C) the name of the person to whom such amounts are paid and his relationship to the trust;

       (D) the  nature  of  the   services   performed   by  such   person  in
           consideration for such load, fee, expense or charge.

       See  the  following   disclosure  contained  in  the  Registration
       Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

           The Separate Account And The Trust
              The Trust's Investment Adviser

           Living Benefit Option
           Your Policy Account Value
              Charge For Transfers
           Borrowing From Your Policy Account
              Policy Loan Interest
           Partial Withdrawals and Surrender (or comparable headings)
              Partial Withdrawals
           Deductions and Charges

       From the SP-Flex Prospectus:

           Charges
           Borrowing From Your Policy Account
              Policy Loan Interest
              Interest On Your Loaned Policy Amount

       From the Common Supplement:

           The Trust's Investment Adviser
           Information About Incentive Life Plus
              Deductions and Charges
           Information About Incentive Life
              Monthly Administrative Charge
              Cost of Insurance Charge

       From the Trust Prospectus:

           Management of the Trust
              The Investment Adviser
              The Trust's Expenses

       From the Trust's statement of additional information ("Trust SAI") included in the Trust's Form N-1A registration statement (File No. 2-94996):

           Investment Advisory and Other Services
           Brokerage Allocation
           Trust Expenses and Other Charges

  (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. [Instructions and chart omitted.]

       Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan, though they do provide for the imposition of sales loads and deductions for premium taxes as described under the Policy Prospectus captions cited in response to Item 13(a), which response is incorporated herein by reference.

  (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

       Not applicable, because the Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. But see the response to Item 13(a), above, which is incorporated herein by reference.

  (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

       See the disclosure set out under the captions "Special Circumstances" in each Policy Prospectus (other than the SP-Flex Prospectus), which disclosure is incorporated herein by reference. See also the supplements, each dated January 1, 1997, to the Incentive Life Plus Policy Prospectus, dated January 1, 1997, describing the IL COLI Policy and an endorsement relating to the refund or waiver of certain policy charges under certain circumstances. As noted in response to Item 1(b), above, Special Offer Policies are no longer being offered. Item 13(d) does not apply to S-P Flex. But see generally the disclosure set out under the caption "Special Issue Programs" in the SP-Flex Prospectus, which disclosure is incorporated herein by reference.

  (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

       None.

  (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(b) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

       Not applicable. But see generally the disclosure set out under the caption "Distribution" in each Policy Prospectus (other than the SP-Flex Prospectus) and in the Common Supplement, and under the caption "Sales And Other Agreements" in the SP-Flex Prospectus, which disclosure is incorporated herein by reference.

  (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

       Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

       See the disclosure set out under the captions "Additional Information About [the Policy] - "Flexible Premiums" in each Policy Prospectus (other than the SP-Flex Prospectus), "Sales and Other Agreements -- Applications" in the SP-Flex Prospectus, and "Policy Periods, Anniversaries, Dates And Ages" in each Policy Prospectus, which disclosure is incorporated herein by reference.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

       Premium payments for Policies must be made by check, money order, direct payment banking arrangements, and other methods of payments that Equitable may accept from time to time. As discussed in Item 1(b), above, the Discontinued Policies are no longer being offered; however, Equitable may continue to receive premiums with respect thereto for investment in one or more Separate Account divisions, net of applicable fees and charges. The initial premium may be given with the application to the selling insurance agent, who must promptly forward such payment to the appropriate premium payment office; thereafter, all premiums must be submitted directly to the billing office designated in each Policy.

       See also the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

           Flexible Premiums
           Additional Information About [the Policy]
             Policy Periods, Anniversaries, Dates and Ages

       From SP-Flex Prospectus:

           Premiums
           Policy Periods, Anniversaries, Dates And Ages
           Other Policy Account Transactions
             Changing Your Premium Allocations

       See also the response to Item 14, above, which is incorporated herein by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

       Amounts invested in the Separate Account are promptly invested in shares of the Trust. See the disclosure under the following captions in the Registration Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

           The Separate Account And The Trust
             The Separate Account
           The Guaranteed Interest Account

             Transfers Out Of The Guaranteed Interest Account
           Your Policy Account Value
             Amounts In The Separate Account
             Transfers Of Policy Account Value
           Borrowing From Your Policy Account
             Repaying The Loan

       From the SP-Flex Prospectus:

           The Separate Account And Its Divisions
           Your Policy Account Value
           Other Policy Account Transactions
             Transfers Among Investment Choices

       From the Trust Prospectus:

           Description of The Trust's Shares
              Purchase and Redemption

17.(a) Describe the procedure with respect to withdrawal or redemption by security holders.

       The rights of withdrawal or redemption are described in response to Item 10(c), above, which is incorporated herein by reference. When Policy owners wish to initiate a Policy transaction that will result in such a withdrawal or redemption, they generally will notify their life insurance agent or Equitable's administrative office. They are then advised of the correct procedure pertaining to the relevant Policy transaction, and they are sent copies of any needed form.

       A Policy loan requires that the Policy owner request the loan in writing. A cash surrender of the Policy requires a writing and the return of the Policy. An exchange of the Policy requires the completion of an Equitable form and the return of the Policy. A death claim requires proof of death and the completion of forms contained in a kit which is sent by Equitable upon notification of the death of the insured. From time to time, Equitable may change the procedures applicable to these transactions.

       Also see the responses to Items 10(d) and (e), above, which are incorporated herein by reference.

  (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

       See the responses to Items 10 (c), (d), (e), and (i), above, which are incorporated herein by reference.

  (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

       Not applicable. Separate Account assets are used to support benefits and amounts payable under the Policies.

18.(a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

       Not applicable. Separate Account assets are used to support benefits and amounts payable under the Policies. See generally the disclosure set out under the captions "Your Policy Account Value - Amounts In The Separate Account" and " - How We Determine The Unit Value" in each Policy Prospectus, which disclosure is incorporated herein by reference.

  (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

       Not applicable. See the response to Item 18(a), above, which is incorporated herein by reference.

  (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

       See  the  following   disclosure  contained  in  the  Registration
       Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

           The Separate Account And The Trust
             The Separate Account
           Your Policy Account Value
             Amounts In The Separate Account

             How We Determine The Unit Value
           Tax Effects
             Our Taxes

       From the SP-Flex Prospectus:

           The Separate Account And Its Divisions
           We Own The Assets Of The Separate Account
           Charges
           Tax Effects
             Our Income Taxes

  (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

       Not applicable. See the response to Item 18(a), above, which is incorporated herein by reference.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

       See  the  following   disclosure  contained  in  the  Registration
       Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

           Our Reports To Policyowners
           Distribution
           Your Voting Privileges

       From the SP-Flex Prospectus:

           Additional Information About the SP-Flex
             Our Reports to Policyowners

           Sales And Other Agreements
           Your Voting Privileges

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

  (a)  Amendments to such indenture or agreement.

       See the response to Item 20(d), below, which is incorporated herein by reference.

  (b)  The extension or termination of such indenture or agreement.

       See the response to Item 20(d), below, which is incorporated herein by reference.

  (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

       Not applicable. See the response to Item 3, above, and Item 20(d), below, which are incorporated herein by reference.

  (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

       Not applicable. See generally the following disclosure contained in the Registration Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

           The Company That Issues [the Policy]
           The Separate Account And The Trust

       From the SP-Flex Prospectus:

           Equitable Variable
           Equitable
           Regulation
           The Separate Account And Its Divisions

       From the Common Supplement:

           Equitable Variable
           Equitable

       See also the response to Item 2, above, and the disclosure of the Merger set out in the 1997 Supplement, which are incorporated herein by reference.

  (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

       Not applicable. See the response to Item 20(d), above, which is incorporated herein by reference.

  (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

       Not applicable. See the response to Item 20(d), above, which is incorporated herein by reference.

21.(a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

       See the disclosure set out under the caption "Borrowing From Your Policy Account" in each Policy Prospectus, which disclosure is incorporated herein by reference.

  (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

       (1) The name of each person who makes such agreements or arrangements with security holders.

       (2) The rate of interest payable on such loans.

       (3) The period for which loans may be made.

       (4) Costs or charges for default in repayment at maturity.

       (5) Other material provisions of the agreement or arrangement.

       Not applicable, except as to the depositor. See the responses to Items 3 and 21(a), above, and Item 21(c) below, which are incorporated herein by reference.

  (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

       Not applicable. Loans are available to Policy owners only in accordance with the loan provisions of the Policies. See the response to Item 21(a), above, which is incorporated herein by reference.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

       See the response to Item 3, above, and the disclosure set out under the caption "Limits On Our Right to Challenge The Policy" in each Policy Prospectus, which are incorporated herein by reference.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

       Not  applicable  with  respect to the  operations  of the Separate
       Account.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

       See generally the disclosure set out under the captions "Detailed Information About [the Policy]" and "Additional Information" in each Policy Prospectus (other than SP-Flex), and "Detailed Information About SP-Flex," which disclosure is incorporated herein by reference.

                                      III

                  ORGANIZATION, PERSONNEL AND AFFILIATED
                           PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

       Equitable was organized in 1859 under the laws of New York as a mutual life insurance company. Equitable converted to a stock life insurance company on July 22, 1992.

26.(a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith: [Chart omitted]

       Not applicable. Equitable became the depositor of the Separate Account upon the consummation of the merger of Equitable Variable with and into Equitable, effective January 1, 1997.

  (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

       (1) The nature of such fee or participation.

       (2) The name of the person making payment.

       (3) The nature of the services rendered in consideration for such fee or participation.

       (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

       Not applicable. See also the response to Item 26(a), which is incorporated herein by reference. But see the disclosure set out under the caption "Investment Advisory And Other Services-- Specific Services Performed" in the Trust SAI.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

       See the disclosure set out under the captions "Equitable" in each Policy Prospectus and the Common Supplement, "Distribution" in each Policy Prospectus (other than the SP-Flex Prospectus), and "Sales And Other Agreements" in the SP-Flex Prospectus, which disclosure is incorporated herein by reference. In addition to the Separate Account, Equitable serves as the depositor to the following of its separate accounts, which are registered as investment companies under the Act: Separate Account A, Separate Account 301, Separate Account 45, Separate Account 49, and Separate Account I.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28.(a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor. [Chart omitted]

       As of December 31, 1996, all of the voting securities of the depositor, Equitable, were owned by The Equitable Companies, Incorporated (a holding company). See also the disclosure set out under the caption "Equitable" in the Common Supplement, which disclosure is incorporated herein by reference.

       With respect to the provision of Item 18(a) calling for certain information regarding the securities of the Separate Account owned by Equitable, see the response to Item 26(a), above, which is incorporated herein by reference. But see Note 4 (Amounts Retained by Equitable Variable Life in Separate Account FP) to the unaudited financial statements of the Separate Account for the periods ended September 30, 1996 and 1995, and the related financial statement disclosure, filed with the Registration Statements, which disclosure is incorporated herein by reference.

       The provision of Item 28(a) calling for certain information with respect to the ownership of securities of the Separate Account by directors and officers of Equitable is not applicable. Units of interest in the Separate Account are issued only in connection with the Policies and are not available for purchase directly by directors or officers of Equitable or its affiliates. However, from time to time, directors and officers of Equitable and its affiliates may purchase one or more Policies, account values under which are measured by units of interest.

       With respect to the provision of Item 28(a) calling for certain information about the directors and officers of the depositor, see Appendix A to the 1997 Supplement, which is incorporated herein by reference.

  (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

       DIRECTORS AND OFFICERS

       A brief statement of the business experience during the last five years of each director of Equitable and, to the extent they are responsible for variable life insurance operations, each officer of Equitable is set out in Appendix A to the 1997 Supplement, which is incorporated herein by reference.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

       See the response to Item 28(a), above, which is incorporated herein by reference.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor. [Chart omitted.]

       Not applicable.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR
COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted]

       (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

       (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

       (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

       Items 31 (a), (b), and (c) are not applicable. See the response to
       Item 26(a), above, which is incorporated herein by reference. In addition, no officer affiliated with the depositor receives separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted.]

       (a) the aggregate direct remuneration to directors

       (b) indirectly or through subsidiaries to directors

       Items 32(a) and (b) are not applicable. See the response to Item 26(a), above, which is incorporated herein by reference. In addition, no director affiliated with the depositor receives separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION TO EMPLOYEES

33.(a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnote omitted.]

       Not applicable. See the response to Item 26(a), above, which is incorporated herein by reference. In addition, no employee affiliated with the depositor receives separate remuneration for services rendered with respect to the Separate Account.

  (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work. [Chart and footnote omitted.]

       Not applicable. See the response to Item 26(a), above, which is incorporated herein by reference. In addition, no person who is affiliated with the depositor and who falls within any class of persons enumerated above receives separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnotes omitted.]

       Not applicable. See the response to Item 26(a), above, which is incorporated herein by reference.


                                    IV

                DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

         Except for the Discontinued Policies, described in response to Item 1(b), above, Equitable offers or intends to offer all of the Policies in all 50 states, Puerto Rico, the Virgin Islands, and the District of Columbia. As noted above in response to Item 1(b), Equitable is not offering the Discontinued Policies for sale in any state. However, Equitable may continue to receive premiums under existing Discontinued Policies for investment in one or more Separate Account divisions, net of applicable fees and charges.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

       Not  applicable.   However,   Equitable  Variable,   the  previous
       depositor of the Policies, ceased offering the Discontinued Policies for business reasons.

37.(a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

       (1) Name of officer, agency or body

       (2) Date of denial

       (3) Brief statement of the reason given for denial.

       Not applicable.

  (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

       (1) Name of officer, agency or body

       (2) Date of revocation

       (3) Brief statement of the reason given for revocation.

       Not applicable.

38.(a) Furnish a general description of the method of distribution of securities of the trust.

       See the response to Item 35, above, which is incorporated herein by reference. See also the disclosure set out under the caption "Distribution" in each Policy Prospectus (other than the SP-Flex Prospectus) and in the Common Supplement, and "Sales And Other Agreements" in the SP-Flex Prospectus, which disclosure is incorporated herein by reference.

  (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

       See the response to Item 35, above, which is incorporated herein by reference. Pursuant to a Distribution and Servicing Agreement, dated May 1, 1994 ("Agreement") with Equitable and Equitable Variable, EQ Financial serves as the distributor for the Policies. Under the Agreement, EQ Financial is responsible, among other things, for carrying out all compliance and supervisory obligations in connection with the distribution of the Policies, as required by applicable law. By its terms, the Agreement continued for an initial two-year period, and automatically renews from year to year unless terminated. The Agreement may be terminated by any party upon at least 60 days notice to the other parties or by mutual agreement. The Agreement terminates automatically upon its assignment.

  (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

       See the response to Item 38(a), above, which is incorporated herein by reference. See also Exhibits A.3(a), A.3(b), and A.3(c) to this Registration Statement.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39.(a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

       See the response to Item 4, above, which is incorporated herein by reference. EQ Financial was organized under the laws of Delaware on December 14, 1971.

  (b)  State  whether  any  principal   underwriter   currently   distributing
securities of the trust is a member of the National Association of Securities Dealers, Inc.

       EQ Financial is a member of the National Association of Securities Dealers, Inc.

40.(a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith. [Chart omitted]

       See the response to Item 38(a), above, which is incorporated herein by reference.

  (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

       (1) The nature of such fee or participation.

       (2) The name of the person making payment.

       (3) The nature of the services rendered in consideration for such fee or participation.

       (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

       Item 40(b) is not applicable.

41.(a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

       See the response to Item 38(a), above, which is incorporated herein by reference. EQ Financial also serves as the distributor of Policies funded through Equitable's Separate Account A, Separate Account I and Separate Account 301, and shares of Class IA of the Trust.

  (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

       See Exhibit A.(11) hereto.

  (c) Furnish the number of individual salesmen for each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

       Approximately 7200 individual agents of Equitable and registered representatives of EQ Financial sold a variable life insurance policy in 1995. The aggregate first year commissions paid for sales of variable life insurance policies distributed through the principal underwriter for the year ended December 31, 1995 was approximately $82.4 million.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: [Chart omitted.]

       Not applicable. See the response to Item 28(a), above, which is incorporated herein by reference.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

       Not applicable. See the response to Item 38(a), above, which is incorporated herein by reference.

44.(a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

       (1) The source of quotations used to determine the value of portfolio securities.

       (2) Whether opening, closing, bid, asked or any other price is used.

       (3) Whether price is as of the day of sale or as of any other time.

       (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

       (5) Other items which registrant adds to the net asset value in computing offering price of its securities: [Chart omitted]

       (6) Whether adjustments are made for fractions:

           (i)  before adding distributor's compensation (load); and
           (ii) after adding distributor's compensation (load).

       The premiums for the Policies take actuarial considerations into account. Premiums reflect the age, sex and risk class of the insured, the amount of insurance coverage purchased and payment plan. See generally the following disclosure in the Registration Statements, which disclosure is incorporated herein by reference:

       From each Policy Prospectus (other than the SP-Flex Prospectus):

           The Separate Account And The Trust
             The Separate Account
           The Guaranteed Interest Account
             Transfers Out Of The Guaranteed Interest Account
           Death Benefits
           Maturity Benefit
           Your Policy Account Value
             How We Determine The Unit Value
             Amounts In The Separate Account
             Transfers Of Policy Account Value
             Telephone Transfers
           Borrowing From Your Policy Account
           Partial Withdrawals And Surrenders (or comparable headings)
             Partial Withdrawals
             Surrender For Net Cash Surrender Value
           Additional Information About [the Policy]
             Policy Periods, Anniversaries, Dates And Ages
           When We Pay Policy Proceeds
           Tax Effects
             Our Taxes
           Deductions And Charges
             Deductions From Premiums
           Illustrations Of Policy Benefits

       From the SP-Flex Prospectus:

           Your Policy Account Value
             How We Determine Unit Value
           Your Policy Account Value
           Charges
             Policy Account Charges
           Tax Effects
           Illustrations  Of Insurance  Benefit,  Policy Account And Cash
             Surrender Values, And Accumulated Premiums

       See also the responses to Items 10(c) and 16, above, which are incorporated herein by reference. In addition, see generally the disclosure set out in the Common Supplement, which disclosure is incorporated by reference herein.

       With respect to the valuation of shares of the Trust, see the disclosure set out under the captions description of the Trust's Shares -- "Purchase and Redemption" in the Trust Prospectus and "Purchase and Pricing of Securities" in the Trust SAI, which disclosure is incorporated herein by reference.

  (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form: (Note: If registrant is an issuer of periodic payment plan certificates, furnish, in lieu of such schedule an appropriate, comparable schedule showing the acquisition price of the holders' interest in the underlying securities.) [Schedule omitted.]

       Not applicable. See the response to Item 44(a), above, which is incorporated herein by reference.

  (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

       Not applicable. See the responses to Items 13(d) and 44(a), above, which are incorporated herein by reference.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

  (a)  by whose action redemption rights were suspended.

  (b) the number of days' notice given to security holders prior to suspension of redemption rights.

  (c)  reason for suspension.

  (d)  period during which suspension was in effect.

       Items 45(a)-(d) are not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.(a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

       (1) The source of quotations used to determine the value of portfolio securities.

       (2) Whether opening, closing, bid, asked or any other price is used.

       (3) Whether price is as of the day of sale or as of any other time.

       (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

       (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities. [Chart omitted]

       (6) Whether adjustments are made for fractions.

       With respect to Items 46(a)(1) through (6), see the responses to Items 13(a), 17(a) and 44(a), which are incorporated herein by reference.

  (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form: [Schedule omitted.]

       Not applicable. See the response to Item 46(a), above, which is incorporated herein by reference.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES
FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.

       See the response to Item 16, above, which is incorporated herein by reference. There is no procedure for the purchase of underlying securities or interests therein from Policy owners who exercise surrender rights.

       State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and
46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

       Not applicable.


                                       V

                INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

  (a)  Name and principal business address.

  (b)  Form of organization.

  (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

  (d)  Name of governmental supervising or examining authority.

       Items 48(a)-(d) are not applicable. The Separate Account does not have a trustee or custodian.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

       Not applicable. The Separate Account does not have a trustee or custodian.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

       Not applicable. The Separate Account does not have a trustee or custodian. But see the disclosure set out under the captions "The Separate Account And The Trust -- The Separate Account" in each Policy Prospectus (other than the SP-Flex Prospectus), "The

       Separate Account And Its Divisions - We Own The Assets Of The Separate Account" in the SP-Flex Prospectus, and "Living Benefit
       Option Available" in the Common Supplement, which disclosure is incorporated herein by reference.


                                      VI

                   INFORMATION CONCERNING INSURANCE OF
                          HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

  (a)  The name and address of the insurance company.

  (b)  The types of policies and whether individual or group policies.

  (c)  The types of risks insured and excluded.

  (d)  The coverage of the policies.

  (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

  (f)  The terms and manner of cancellation and of reinstatement.

  (g) The method of determining the amount of premiums to be paid by holders of securities.

  (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

  (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

  (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

       Not applicable. But see the full particulars of the material insurance-related provisions of the Policies that are described throughout the Policy Prospectuses, which are incorporated herein by reference.

                                      VII

                           POLICY OF REGISTRANT

52.(a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

       See the responses to Items 10(g) and (h), above, which are incorporated herein by reference. Equitable will not substitute another security for the underlying securities held by the Separate Account unless the Commission shall have approved such substitution, as required by applicable law.

  (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

       (1) Title of security.

       (2) Date of elimination.

       (3) Reasons for elimination.

       (4) The use of the proceeds from the sale of the eliminated security.

       (5) Title of security substituted, if any.

       (6) Whether depositor,  principal underwriter,  trustee or custodian or
       any   affiliated   person  of  the  foregoing   were  involved  in  the
       transaction.

       (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

       On February 22, 1994, Equitable Variable, the previous depositor of the Separate Account, the Separate Account, Separate Account I of Equitable Variable, and the Trust (collectively, the "Parties") substituted shares of the Trust's Intermediate Government Securities Portfolio ("Government Portfolio") for shares of the Trust's Short-Term World Income Portfolio ("World Portfolio"). The mechanics of, and reasons for, the substitution are set out in the Parties' application, as amended, for a Commission order pursuant to Sections 26(b) and 17(b) and/or 6(c) of the Investment Company Act (File No. 812-8650), which is incorporated herein by reference. The
       Commission order approving the substitution was granted on February 16, 1994. As a condition to the issuance of the order, Equitable Variable, as the sole remaining shareholder of the World Portfolio, agreed to bear any expenses and transaction costs triggered by the redemption in connection with the substitution (e.g, brokerage commissions, custodial fees, and accounting fees, etc.) and which are reflected in the net asset value of the World Portfolio shares. In addition, Equitable and Alliance Capital Management, L.P., the Trust's investment adviser, agreed to bear all other expenses of the substitution, including legal and accounting fees and expenses, the cost of prospectus disclosure, and other expenses. No direct or indirect compensation or remuneration was received by any party referenced in Item 52(b)(6) as a result of the transaction.

  (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

       (1) the grounds for elimination and substitution;

       (2) the type of securities which may be substituted for any underlying security;

       (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

       (4) whether such substituted securities may be the securities of another investment company; and

       (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

       (If this subject has been entirely covered in Item 52(b), state "not applicable".)

       See the responses to Items 52(a) and 52(b), which are incorporated herein by reference.

  (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

       Not applicable.

REGULATED INVESTMENT COMPANY

53.(a) State the taxable status of the trust.

       See the disclosure set out under the captions "Tax Effects" in each Policy Prospectus and the tax disclosure set out in the Common Supplement, which disclosure is incorporated herein by reference.

  (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

       Not applicable because the Separate Account is not a separate taxable entity.


                                   VIII

                  FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities: [Chart omitted.]

       Not applicable. The Separate Account is deemed to be the issuer of periodic payment plan certificates.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [Chart omitted.]

       Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. But see the policy illustrations of death benefits, account values, cash surrender values, and accumulated premiums in each Policy Prospectus, which illustrations are incorporated herein by reference.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [Chart omitted.]

       Not applicable. See the response to Item 55, above, which is incorporated herein by reference.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment plan certificate currently being issued by the trust. [Chart omitted.]

       Not applicable. See the response to Item 55, above, which is incorporated herein by reference.

58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [Chart omitted.]

       Not applicable. See the response to Item 55, above, which is incorporated herein by reference.

59. Financial statements shall be filed in accordance with the instructions given below. [Instructions omitted.]

       In accordance with the applicable rules of Regulation S-X, the audited financial statements of the Separate Account and its depositor, Equitable, for the years ended December 31, 1995, 1994, and 1993, and unaudited interim financial statements of the Separate Account and Equitable for the periods ended September 30, 1996 and 1995, filed with the Registration Statements, are incorporated herein by reference. Notwithstanding general instruction 2(d) to Form N-8B-2, such incorporation by reference is being made pursuant to the established administrative practice of the Commission and its staff, which is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.

                                   EXHIBITS

Notwithstanding general instruction 2(d) to Form N-8B-2, various exhibits, described below, have been incorporated herein by reference pursuant to the established administrative practice of the Commission and its staff. Such practice is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference. Exhibits are incorporated by reference to one or more of the initial filings of the following Form S-6 registration statements of the
Registrant: File Nos. 333-17639;  333-17669;  333-17671; 333-17637; 333-17665;
333-17641; and 333-17625 (each, a "Registration Statement"; collectively, the "Registration Statements").

A. Furnish the most recent form of the following as amended to date and currently in effect:

       (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

            The resolutions regarding the organization of Separate Account FP in connection with the merger of Equitable Variable Life Insurance Company ("Equitable Variable") with and into The Equitable Life Assurance Society of the United States ("Equitable") are filed as Exhibit l.A(1)(a)(i) to Registrant's Form S-6 registration statement (File No. 333-17639) and are incorporated herein by reference.

       (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

            Not applicable.

       (3)  Distributing contracts:

            (a) Agreements  between  the trust and  principal  underwriter  or between the depositor and principal underwriter.

            The Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (formerly known as Equico Securities, Inc.), Equitable and Equitable Variable, dated as of May 1, 1994, and filed as Exhibit 1.A(8) to Registrant's Registration Statement (File No. 333-17639), is incorporated herein by reference.

            (b) Specimen of typical agreements  between principal  underwriter and dealers, managers, sales supervisors and salesmen.

            The  Sales   Agreement   filed  as   Exhibit   1.A(3)(b)   to
            Registrant's Registration Statement (File No. 333-17639) is incorporated herein by reference.

            (c) Schedules  of  sales  commissions  referred  to in Item  39(c)
                [38(c)].

            The Schedule of Commissions filed as Exhibit 1.A(8)(i) to Registrant's Registration Statement (File No. 333-17639) is incorporated herein by reference.

       (4) Any agreement between the principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

            Not applicable

       (5)  The form of each type of security.

            The policy forms,  riders,  and endorsements filed under each
            subpart  of  Exhibit  1.A(5)  to  Registrant's   Registration
            Statements are incorporated herein by reference.

       (6)  The  certificate   of   incorporation   or  other   instrument  of
            organization and by-laws of the depositor.

            The Restated Charter of Equitable, dated September 19, 1996, and filed as Exhibit 1.A(6)(a) to Registrant's Registration Statement (File No. 333-17639), is incorporated herein by reference. The By-Laws of Equitable, as amended July 22, 1992, and filed as Exhibit 1.A(6)(b) to Registrant's Registration Statement (File No. 333-17639), are incorporated herein by reference.

       (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

            Not applicable.

       (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

            See A.(3)(a) above.

       (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

            The Agreement and Plan of Merger of Equitable Variable with and into Equitable, dated September 19, 1996, and filed as
            Exhibit 1.A(9)(a) to Registrant's Registration Statement (File No. 333-17639), is incorporated herein by reference.

       (10) Form of application for a periodic payment plan certificate.

            The  application  forms filed  under each  subpart of Exhibit
            1.A(10)   to   Registrant's   Registration   Statements   are
            incorporated herein by reference.

       (11) The information requested by Item 41(b) to Form N-8B-2 is filed herewith.


B.     Furnish copies of each of the following:

       (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

       (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

            Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith. (This exhibit shall be supplied separately as confidential information pursuant to Rule 45a-1.)

            Not applicable. Policies are not sold through dealers acting in their capacities as such.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, The Equitable Life Assurance Society of the United States, as depositor of the Registrant, has caused this amended registration statement to be duly signed on behalf of the Registrant in the City of New York and State of New York on the 31st day of December 1996.

(SEAL)

                     Signature:   Separate Account FP of The Equitable Life
                                    Assurance Society of the United States

                            By:   The Equitable Life Assurance Society of the
                                    United States

                            By:   /s/SAMUEL B. SHLESINGER
                                  -----------------------
                                  Samuel B. Shlesinger
                                  Senior Vice President



Attest:  /s/LINDA GALASSO
        ---------------------
        Vice President and
         Assistant Secretary

                              EXHIBIT INDEX

Exhibit A.(11). Information requested by Item 41(b) of Form N-8B-2.

                                                                Exhibit A.(11)


AS OF DECEMBER 30, 1996

ADDRESS                                                      CITY                       ST      ZIP         SUPERVISOR
1 Circle West                                                Stamford                   CT      06902       Simes, Steven J.
1 Kruger Street, Elm Grove                                   Wheeling                   WV      26003       Moore, David H.
100 Walnut Ave., 5th Floor                                   Clark                      NJ      07066       Pellecchia, Ralph W.
1001 Bishop Street Pauahi Tower, Suite 1450                  Honolulu                   HI      96813       Smith, Peter H.
1052 Highland Colony Pkwy, 100 Concourse, Suite 200 S.       Ridgeland                  MS      39257       Bullock, Thomas W.
1055 St. Paul Place, 1st Floor                               Cincinnati                 OH      45202       Root, Kenneth R.
10990 Willshire Blvd., Suite 1210                            Los Angeles                CA      90024       Englehart, Regina M.
11 State Street, P.O. Box 937                                Charleston                 SC      29402       Mattingly, Gerald T.
110 E. Main Street, Suite 220                                Ottawa                     IL      61350       Hughes, Michael J.
110 J. Street                                                Rock Springs               WY      82901       Buggy, Leo T.
111 E. Kilbourn Avenue, 8th Floor                            Milwaukee                  WI      53202       Schlessinger, James A.
111 Founders Plaza, Suite 1504                               E. Hartford                CT      06108       Conover, Christopher W.
1110 Montlimar Drive, Suite 430                              Mobile                     AL      36609       Hill, III, J. Jackson
112 E. Pecan, Suite 2626                                     San Antonio                TX      78205       Higgins, Jeffrey T.
1137 Von Voorhis Road, Chelsea Square                        Morgantown                 WV      26507       Chadwell, James J.
11412 Huron Lane, Suite B                                    Little Rock                AR      72211       Covington, David L.
11750 Bricksome Ave., Ground Floor, Suite B                  Baton Rouge                LA      70816       Higgins, William L.
120 Montgomery Street, Suite 1500                            San Francisco              CA      94104       Brown, Gibbs, W.
120 W. 45th Street                                           New York                   NY      10036       Sages, Anthony
120 West 45th Street, 3rd Floor                              New York                   NY      10036       Wei, Winston
1221 Ave. of the Americas, 32nd Floor                        New York                   NY      10020       Jones, Jr., Robert S.
12377 Merit Dr., Suite 1500                                  Dallas                     TX      75251       Lefferts, John M.
132-N Belair Road                                            Evans                      GA      30809       Massey, Gregory S.
141 Desiard, Suite 407                                       Monroe                     LA      71201       Fulco, Michael J.
15 Public Square                                             Wilkes-Barre               PA      18702       McDonough, Joseph L.
150 ESSJAY Road, Suite 201                                   Williamsville              NY      14221       Nuchereno, Louis
1513 Noble Street                                            Anniston                   AL      36201       Ledford, Donald L.
1601 E. Racine Avenue, P.O. Box 1447                         Waukesha                   WI      53187       Fris, William
1605 N. Cedar Crest Blvd., Suite 602                         Allentown                  PA      18104       Albert, Joel H.
175 Corporate Woods, Suite 250                               Rochester                  NY      14623       Cyprus, Frederick
175 N. 27th, Suite 1140                                      Billings                   MT      59101       Fourtner, Marvin L.
1755 Broadway, 2nd Floor                                     New York                   NY      10019       Reitz, Susan B.
1755 Broadway, 3rd Floor                                     New York                   NY      10019       McNelis, Michael F.
1755 Oregon Pike                                             Lancaster                  PA      17601       Earhart, Steve D.
1811 West 2nd Street, Suite 480                              Grand Island               NE      68803       Roeizel, Scott
185 Canal Street, 5th Floor                                  New York                   NY      10013       Wei, Winston
18881 Von Karman, Suite 800                                  Irvine                     CA      92612       Rubiano, Van
192 Ballard Court, Suite 304                                 Virginia Beach             VA      23462       Gilbert, Harold L.
1st Union Bldg. 10 South Jefferson, Suite 150                Roanoke                    VA      24011       Howes, Jr., L. Andre
2 N. Cascade Ave., Holly Square Bldg., Suite 600             Colorado Springs           CO      80903       Mason, Charles C.
200 Bellevue Parkway, Suite 290                              Wilmington                 DE      19809       Mackey, J. Mark
200 Plaza Drive                                              Secaucus                   NJ      07096       Weinstein, Naomi J.
200 Plaza Drive, 2nd Floor                                   Secaucus                   NJ      07096       Calcatera, Anthony
201 E. Main Street, Suite 415                                Munfreesboro               TN      37130       Gardner, Oscar
2020 SW Fourth Ave., Suite 1000                              Portland                   OR      97201       Mysliwiec, Rychard
2040 West Main, Suite 306                                    Rapid City                 SD      57702       Lawton, Jr., Frank J.
2101 Executive Dr., Tower Box 68                             Hampton                    VA      23666       Wilson, Donald L.
216 Brooks Street                                            Charleston                 WV      25301       Moore, David H.
21700 Oxnard Street, Suite 1100                              Woodland Hills             CA      91367       Rooney, Mark M.
218 Heyman Blvd.                                             Lafayette                  LA      70505       Heath, Lisa L.
220 Riverside Drive                                          Green Bay                  WI      54301       Ritcey-Fox, Cynthia
2255 Challenger Way, Suite 119                               Santa Rosa                 CA      95407       Armitage, Gary T.
230 Half Mile Road                                           Red Bank                   NJ      07701       Hanley, Kevin F.
2378 Woodlake Drive, #200                                    Okemos                     MI      48864       Audas, Sedrie L.
2406-A Belmiss Road                                          Valdosta                   GA      31602       Allred, James A.
258 Genessee Street                                          Utica                      NY      13502       Burns, Joseph M.
267 Route 303                                                Tappan                     NY      10983       Malhotra, Roger K.
2800 N. Central Ave., 8th Floor, Suite 850                   Phoenix                    AZ      85004       Battock, Martin E.
2801 W. Main Street, Suite 2D                                Tupelo                     MS      38801       Grady, William F.
2905 Breezewood Avenue, Suite 202                            Fayetteville               NC      28302       Congleton, Timothy J.
300 E. Main, Suite 200                                       El Paso                    TX      79901       Simpson, Leonard R.
3001 Westown Parkway                                         W. Des Moines              IA      50265       Hughes, James W.
301 North Main, Suite 1400                                   Witchita                   KS      67202       Rosser, Ralph V.
3050 Montvale Drive, Suite E                                 Springfield                IL      62704       Cole, L. Jay
310-A Adams Street, P.O. Box 2858                            Fairmont                   WV      26554       Chadwell, James J.
319 Market Street, Town Square                               Parkersburg                WV      26101       Moore, David H.
3291-S Thompson, Suite 104, Building E                       Springdale                 AR      72764       Belline, Richard L.
330 Marshall Street, Suite 930                               Shreveport                 LA      71101       Babb, Jon B.
3315 N. Ballard Road, Suite C                                Appleton                   WI      54911       Kaster, Stephen H.
3414 Peachtree Rd., NE                                       Atlanta                    GA      30326       Lohnes, William C.
3435 Wilshire Blvd., Suite 2500                              Los Angeles                CA      90010       Kim, Chae S.
3555 Standford Rd., Suite 201                                Ft. Collins                CO      80525       Seymour, Robert L.
40 Monument Road                                             Bala-Cynwyd                PA      19004       Barth, Robert W.
400 E. Broadway Box 982, Suite 302                           Bismark                    ND      58501       Johnson, Robert C.
4000 West Hollywood Blvd., Suite 705-S                       Hollywood                  FL      33021       Lambert, Virgil E.
4000 West Hollywood Blvd., Suite 705-S (B)                   Hollywood                  FL      33021       San Juan, Maria
4000 West Hollywood Blvd., Suite 705-S (C)                   Hollywood                  FL      33021       Lickstein, Gregg S.
401 N. Michigan Ave., Suite 1450                             Chicago                    IL      60611       Greulich, Robert C.
410 Shockey Ferry Road                                       Anderson                   SC      29622       Williamson, Richard L.
4100 Old Vestal Road, Suite 201                              Vestal                     NY      13850       Olds, Dirk A.
414 Union Street, Suite 1820                                 Nashville                  TN      37219       Floyd, Charles G.
431 West Pershing Road                                       Decatur                    IL      62526       Neal, Scott D.
4715 Second Ave., Suite #3                                   Kearney                    NE      68847       Roetzel, Scott
4747 Lincoln Mall Drive, Suite 604                           Matteson                   IL      60443       Swan, Henry A.
486 Thomas Jones Way, Suite 290                              Exton                      PA      19341       Mackey, J. Mark
50 N. Laura Street, #2175                                    Jacksonville               FL      32202       Andrews, David A.
500 South Salina Street, Suite 1200                          Syracuse                   NY      13202       DiMora, Joseph A.
500 West Putnam Avenue                                       Greenwich                  CT      06830       Holowiak, Marcy R.
509 Main Street, Suite 200                                   Columbus                   MS      39701       Bullock, Tomas W.
5151 East Broadway, Suite 1200                               Tucson                     AZ      85711       Battock, Matin E.
52 Federal Road, Unit 3A                                     Danbury                    CT      06810       Stuart, Joseph M.
5435 Corporate Dr., Suite 100                                Troy                       MI      48098       Feiman, Edward J.
55 South Lake Avenue, Suite 510                              Pasadena                   CA      91101       Hinkel, Robert W.
555 Metro Place North, Suite 425                             Dublin                     OH      43017       Coomer, Samuel K.
6 West Pearl Street                                          Rising Sun                 MD      21911       Wright, Thomas A.
6075 Poplar Ave., Suite 300                                  Memphis                    TN      38119       Murphy, John H.
6100 Fairview Rd., #200                                      Charlotte                  NC      28210       Diamantis, George E.
612 Grant Avenue                                             York                       NE      68467       Roetzel, Scott
612 Wheelers Farms Road                                      Milford                    CT      06460       Conover, Christopher W.
618 N. Main Street                                           Mishawaka                  IN      46548       Taylor, Robert M.
625 Gay Street, Suite 520                                    Knoxville                  TN      37902       Moore, Kevin
6301 Morrison Blvd.                                          Charlotte                  NC      28211       Pazder, Richard H.
6410 Poplar Avenue, Suite 190                                Memphis                    TN      38119       Koehn, Dennis
6809 N. Knoxville Avenue (B)                                 Peoria                     IL      61614       Burns, Steven D.
683 Meadowbrook                                              Auburn                     AL      36830       Johnson, Todd
7000 Central Pkwy, Suite 300                                 Atlanta                    GA      30328       Silvera, Patrick A.W.
701 Market Street Bryant Group, Suite 1200                   St. Louis                  MO      63101       Yust, Richard B.
707 Georgia Avenue, Suite 402                                Chatanooga                 TN      37402       Ford, Charles F.
711 N. Carancahua, No. 1414                                  Corpus Christi             TX      78475       Lefferts, John M.
725 Church Street, 6th Floor                                 Lynchburg                  VA      24505       Faulconer, Jr., C.B.
7400 W. 110th Street, Suite 700                              Overland Park              KS      66210       Degnan, William
787 Seventh Avenue                                           New York                   NY      10020       Martin, Michael
801 Cherry Street, Suite 2400                                Forth Worth                TX      76102       Noonan, J. Christopher
802 N. Clinton, Suite 1                                      Bloomington                IL      61701       Jensen, Jay A.
8182 Maryland Avenue, Suite 1000                             Clayton                    MO      63105       Yust, Richard B.
8500 Normandale Lk Blvd., Suite 510                          Minneapolis                MN      55437       Mancini, Michael G.
855 Route 146, Suite 160                                     Clifton Park               NY      12065       Grieco, Jr., John A.
87 East Route 4, Suite 290                                   Paramus                    NJ      07652       Henderson, Thomas
8720 Castle Creek Parkway, Suite 231                         Indianapolis               IN      46250       Taylor, Robert M.
881 Corporate Drive, Suite 204                               Lexington                  KY      40515       Salley, Steven P.
8810 Cal Center Drive, Suite 220                             Sacramento                 CA      95826       Ray, Jr., John J.
9300 Shelbyville Rd., Suite 900                              Louisville                 KY      40222       Pascarella, Dennis
96 Quaker Village                                            Queensbury                 NY      12804       Ross, John J.
960 Broadway, Suite 420                                      Boise                      ID      83707       Susaeta, Clarence J.
98 San Jacinto Blvd., Suite 620                              Austin                     TX      78701       Abney, L. Kent
985 Old Eagle School Road, Suite 509                         Wayne                      PA      19087       Walsh, Stephanie
Andover State Bank 1432 N. Andover Road                      Andover                    KS      67002       Keener, Jay D.
DuQuoin Nat'l Bank, 124 West Main Street                     DuQuoin                    Il      62832       Haines, Richard K.
Flamingo Exec Pk., 1050 E. Flamingo Road, Suite 110          Las Vegas                  NV      89119       Ruggiero, Leonard A.
Four Regency Plaza 10040 Regency Circle, Suite 150           Omaha                      NE      68114       Duhaime, Bernard E.
Freedom Exec Pk., 22 Freedom Plains Road, Suite 119          Poughkeepsie               NY      12603       Vita, Jr., John A.
Imperial Bank Building 701 "B" Street, Suite 1500            San Diego                  CA      92101       Hafner, Thomas E.
Internat'l Financial Ctr 95 Christopher Columbus Dr. 12A     Jersey City                NJ      07302       Reyes, Victoriano D.
Le Meredien Gatehouse, Cable Beach                           New Providence             BA                  Musibay, Carlos M.
New Castle Corp. Coms, 2 Readsway, Suite 224                 New Castle                 DE      19720       Nichols, John A.
North Pointe Towers, 1001 Lakeside Ave., Suite 950           Cleveland                  OH      44114       Hart, Ronald L.
Republic Plaza Building 370 17th Street, Suite 3500          Denver                     CO      80202       Neely, Mark T.
Royal Bank Center, Suite 1700 255 Ponce de Leon Avenue       Hato Rey                   PR      00917       San Andres, Jeronimo
Sea Plaza 6100 Uptown Blvd NE, Suite 230                     Albuquerque                NM      87110       Blake, Michael J.
Two Datran Center 9130 S. Dadeland Blvd, Suite 1400          Miami                      FL      33156       Musibay, Carlos M.
Two Mid-America Plaza, Suite 501                             Oakbrook Terrace           IL      60181       Roselieb, Douglas L.
Wellesley Office Pk 45 William Street, Suite 110             Wellesley                  MA      02181       Ruggiero, Thomas E.
Westate Office Bldg 3450 W. Central Ave., Suite 240          Toledo                     OH      43616       Simpson, James E.
Western Life Ins. Ctr., 550 East Shaw Avenue                 Fresno                     CA      92110       Janell, Chan L.